Curriculum Vitae

Hassan Arshad, MD FACS

08/01/23

Director of Head and Neck Oncologic Surgery, NorthShore University Health System, Evanston, IL

Work Address	**Home Address**
NorthShore University HealthSystem 	

Education
- Doctor of Medicine, Wayne State University School of Medicine, Detroit, MI, 2005
- Master of Science (Basic Medical Sciences), Wayne State University, Detroit, MI, 2001
- Bachelor of Science (double major: Cellular Molecular Biology and Music), University of Michigan, Ann Arbor, MI, 1999

Residency/Fellowship
- Fellowship: Head and Neck Oncologic Surgery and Microvascular Reconstruction, Ohio State University, Department of Otolaryngology – Head and Neck Surgery, 2010-2011
- Residency: West Virginia University, Department of Otolaryngology – Head and Neck Surgery, 2005-2010

Boards and Certifications
- New York, License to Practice Medicine, 7/31/11-current
- Illinois, License to Practice Medicin, 11/20-current
- American Board of Otolaryngology, 6/11
- American Head and Neck Society, Fellowship Certification for Advanced Head and Neck Oncologic Surgery, 7/11

Professional Appointments
- NorthShore University HealthSystem, Evanson, IL. Department of Surgery, Div. Of Otolaryngology
- Roswell Park Comprehensive Cancer Center, Department of Head and Neck Surgery/Plastic and Reconstructive Surgery,
  - Associate Professor, 5/2018-present
  - Assistant Professor, 8/2011-5/2018

- Ohio State University, Department of Otolaryngology – Head and Neck Surgery, Clinical Assistant Professor, 7/2010-6/2011

Awards and Honors
- Top Doctors, Buffalo, NY – Buffalo Spree Magazine, 2018, 2019
- Romeo Yap Lim Research Award, West Virginia University Department of Otolaryngology – Head and Neck Surgery, 2008
- Alpha Omega Alpha, Wayne State University School of Medicine, 2004
- Class Honors, University of Michigan, 1996 and 1998

Publications
Peer Reviewed
1. A Principal Component of Quality of Life Measures Is Associated with Survival for Head and Neck Cancer Patients Treated with Radiation Therapy. Farrugia M, Yu H, Ma SJ, Iovoli AJ, Attwood K, Wooten KE, Arshad H, Gupta V, McSpadden RP, Kuriakose MA, Markiewicz MR, Chan JM, Hicks WL Jr, Platek ME, Ray AD, Repasky EA, Singh AK.Cancers (Basel). 2021 Mar 8;13(5):1155. doi: 10.3390/cancers13051155.
2. Association of significant financial burden with survival for head and neck cancer patients treated with radiation therapy. Ma SJ, Iovoli AJ, Attwood K, Wooten KE, Arshad H, Gupta V, McSpadden RP, Kuriakose MA, Markiewicz MR, Chan JM, Hicks WL, Platek ME, Ray AD, Repasky EA, Farrugia MK, Singh AK. Oral Oncol. 2021 Apr;115:105196. doi: 10.1016/j.oraloncology.2021.105196. Epub 2021 Feb 10
3. Matched pair analysis for comparison of survival outcome of alternative regimens to standard three-weekly cisplatin-based concurrent chemoradiation of head and neck cancer. Han HR, Ma SJ, Hermann GM, Iovoli AJ, Wooten KE, **Arshad H**, Gupta V, McSpadden RP, Kuriakose MA, Markiewicz MR, Chan JM, Platek ME, Ray AD, Gu F, Hicks WL Jr, Singh AK. Ann Transl Med. 2021 May;9(10):913.

4. Matched pair analysis to evaluate the impact of hospitalization during radiation therapy as an early marker of survival in head and neck cancer patients. Han HR, Hermann GM, Ma SJ, Iovoli AJ, Wooten KE, **Arshad H**, Gupta V, McSpadden RP, Kuriakose MA, Markiewicz MR, Chan JM, Platek ME, Ray AD, Gu F, Hicks WL Jr, Repasky EA, Singh AK.Han HR. Oral Oncol. 2020 Jun 16;109:104854. doi: 10.1016/j.oraloncology.2020.104854. PMID: 32559724
5. Association of Nonsteroidal Anti-inflammatory Drug Use With Survival in Patients With Squamous Cell Carcinoma of the Head and Neck Treated With Chemoradiation Therapy. Iovoli AJ, Hermann GM, Ma SJ, Platek AJ, Farrugia MK, Yau E, Wooten KE, **Arshad H**, Gupta V, Kuriakose MA, Hicks WL Jr, Singh AK. JAMA Network Open. 2020 Jun 1;3(6):e207199. doi: 10.1001/jamanetworkopen.2020.7199. PMID: 32602907
6. Evaluation of radiation treatment volumes for unknown primaries of the head and neck in the era of FDG-PET. Platek A, Mix M, Chowdhry V, Farrugia M, Lacombe MA, Bogart JA, Degraaf L, Iovoli A, **Arshad H**, Wooten K, Gupta V, Hicks WL Jr, Platek ME, Hahn SS, Singh AK. PLOS One 2020 Apr 10;15(4):e0231042. PMID: 32275670
7. The Effect of Time between Diagnosis and Initiation of Treatment on Outcomes in Patients with Head and Neck Squamous Cell Carcinoma. Degraaff L, Platek

AJ, Iovoli AJ, Wooten KE, **Arshad H**, Gupta V, McSpadden R, Kuriakose MA, Hicks WL Jr, Platek ME, Singh AK. *Oral Oncology. 2019* Sept; 94:148-152. PMID: 31422206

8. The Extent of neck dissection among patients who receive adjuvant radiotherapy for HNSCC and its effect on disease-specific and overall survival. Aboelkheir UM, Iovoli AJ, Platek AJ, Wang C, Hermann GM, Magner WJ, Platek ME, Singh AK, Gupta V, Hicks WL Jr, **Arshad H**. *Ear Nose Throat J*. 2019 Apr-May;98(4):227-231. PMID: 30943803

9. Routine surveillance scanning in HNSCC: Lung screening CT scans have value but head and neck scans do not. Austin J.Iovolia, Alexis J.Platek, Luke Degraaff, Chong Wang, William D.Duncan, Kimberly E.Wooten, **Hassan Arshad**, Vishal Gupta, Moni A. Kuriakose, Wesley Hicks, Mary E. Platek, Anurag K. Singh. *Oral Oncology*. 2018 Nov; 86: 273-277. PMID: 30409312

10. Irradiance Controls Photodynamic Efficacy and Tissue Heating in Experimental Tumors: Implication for Interstitial PDT of Locally Advanced Cancer. Gal Shafirstein, David Bellnier, Emily Oakley, Sasheen Hamilton, Michael Habitzruther, Lawrence Tworek, Alan Hutson, Joseph Spernyak, Sandra Sexton, Leslie Curtin, Steven Turowski, **Hassan Arshad**, and Barbara Henderson. *British Journal of Cancer.* 2018 Nov;119(10):1191-1199. PMID: 30353043

11. Head and neck free flap reconstruction: What is the appropriate post-op level of care? Varadarajan VV, **Arshad H**, Dziegielewski PT. *Oral Oncol*. 2017 Dec;75:61-66. PMID: 29224825

12. Combined surgery and radiation improves survival of tonsil squamous cell cancers. Anurag K. Singh, Christina Mimikos, Adrienne Groman, Shiva Dibaj, Alexis J Platek, David M. Cohan, Wesley L. Hicks Jr, Vishal Gupta, **Hassan Arshad**, Moni A. Kuriakose, Graham W. Warren and Mary E. Platek. *Oncotarget. 2017; 8:112442-112450. https://doi.org/10.18632/oncotarget.20122.* PMID: 29348837

13. Subsite variation in survival or oropharyngeal squamous cell carcinomas 2004 to 2011. Platek ME, Jayaprakash V, Gupta V, Cohan DM, Hicks WL Jr, Winslow TB, Platek AJ, Groman A, Dibaj S, **Arshad H**, Kuriakose MA, Warren GW, Singh AK. *Laryngoscope*. 2017 May,127(5):1087-1092. PMID: 27808409

14. Surface markers for guiding cylindrical diffuser fiber insertion in interstitial photodynamic therapy of head and neck cancer. Oakley E, Bellnier DA, Hutson A, Wrazen B, **Arshad H**, Quon H, Shafirstein G. *Lasers Surg Med*. 2017. Aug;49(6):599-608. PMID: 28185275

15. Current state and future of photodynamic therapy for the treatment of head and neck squamous cell carcinoma. Christina Mimikos, Gal Shafirstein, **Hassan Arshad**. *World Journal of Otolaryngology-Head and Neck Surgery*, 2016 June 2(2):126-129. PMID: 28374020

16. Smoking Cessation Is Associated With Improved Survival in Oropharynx Cancer Treated by Chemoradiation. Alexis J. Platek, BSc; Vijayvel Jayaprakash, MBBS, PhD; Mihai Merzianu, MD; Mary E. Platek, PhD; David M. Cohan, MD; Wesley L. Hicks Jr MD; Sathiya P. Marimuthu, MBBS; Timothy B. Winslow, MS; Vishal Gupta, MD; **Hassan Arshad, MD**; Moni A. Kuriakose, MD; Shiva Dibaj, MS; James R. Marshall, PhD; Mary E. Reid, PhD; Graham W. Warren, MD, PhD;

Anurag K. Singh, MD. *The Laryngoscope*. 2016 Dec;126(12):2733-2788. PMID: 27346612

17. Management of complications and compromised free flaps following major head and neck surgery. Kucur C, Durmus K, Uysal IO, Old M, Agrawal A, **Arshad H**, Teknos TN, Ozer E. *Eur Arch Otorhinolaryngol*. 2016 Jan;273(1):209-13. PMID: 25575841

18. Intraoperative optical assessment of photodynamic therapy response of superficial oral squamous cell carcinoma. Rohrbach DJ, Rigual N, **Arshad H**, Tracy EC, Cooper MT, Shafirstein G, Wilding G, Merzianu M, Baumann H, Henderson BW, Sunar U. *Journal of Biomedical Optics*. 2016 Jan 1;21(1):18002. PMID: 26780226

19. Photodynamic Therapy with 3-(1'-hexyloxyethyl) pyropheophorbide a (HPPH) for Early Stage Cancer of the Larynx- Phase Ib Study. Shafirstein G, Rigual N, **Arshad H**, Cooper MT, Bellnier DA, Wilding G, Tan W, Merzianu M, Henderson BW. *Head Neck* 2016 Apr;38 Suppl 1:E377-83. PMID: 25580824

20. A new finite element approach for near real-time simulation of light propagation in locally advanced head and neck tumors. Oakley E, Wrazen B, Bellnier DA, Syed Y, **Arshad H**, Shafirstein G. *Lasers Surg Med*. 2015 Jan;47(1):60-7. PMID: 25559426

21. Survival Rates and Prognostic Factors for Infiltrating Salivary Duct Carcinoma: An Analysis of 228 Cases from SEER Database. Jayaprakash V, Merzianu M, Warren GW, **Arshad H**, Hicks WL, Rigual NR, Sullivan MA, Seshadri M, Marshall JR, Cohan DM, Zhao Y, Singh AK. *Head Neck* 2014 May;36(5):694-701. PMID: 23606370

22. Intensive care unit versus non-intensive care unit postoperative management of head and neck free flaps: Comparative effectiveness and cost comparisons. **Arshad H**, Ozer H, Thatcher A, Old M, Ozer E, Agarwal A, Jafari H, Birkheimer D, Basinger H, Forest LA, Schuller DE, Teknos TN. *Head Neck*. 2014 Apr;36(4):536-9. PMID: 23780531

23. Survival Differences between Organ Preservation Surgery and Definitive Radiotherapy in Early Supraglottic Squamous Cell Carcinoma. **Arshad H**, Jayaprakash V, Gupta V, Cohan DM, Dildeep A, Rigual NR, Singh AK, Hicks WL. *Otolaryngology Head and Neck Surgery* 2014 Feb;150(2):237-44. PMID: 24255085

24. Transoral robotic resection of selected parapharyngeal space tumors. **Arshad H**, Durmus K, Ozer E. *Eur Arch Otorhinolaryngol*. 2013 May;270(5):1737-40. PMID: 23070259

25. Pretreatment weight status and weight loss among head and neck cancer patients receiving definitive concurrent chemoradiation therapy: implications for nutrition integrated treatment pathways. Platek ME, Myrick E, McCloskey SA, Gupta V, Reid ME, Wilding GE, Cohan D, **Arshad H**, Rigual NR, Hicks WL, Sullivan M, Warren GW, Singh AK. *Supportive Care Cancer*, 2013;21(10):2825-33. PMID: 23743980

26. Palatal reconstruction. Gupta V, Cohan DM, **Arshad H**, Kuriakose, Hicks Jr, WL. *Curr Opin Otolaryngol Head Neck Surg.* 2012;20(4):225-230. PMID: 22894989
27. Delayed presentation of totally avulsed right superior vena cava after extraction of permanent pacemaker lead. Leacche M, Katsnelson Y, **Arshad H**, Mihaljevic T, Rawn JD, Sweeney MO, Byrne JG. *Pacing Clin Electrophysiol.* 2004 Feb;27(2):262-3. PMID: 14764184
28. The efficacy of tyrosine kinase inhibitors on pancreatic cancer cell lines. Farivar RS, Gardner-Thorpe J, Ito H, **Arshad H**, Zinner MJ, Ashley SW, Whang EE. *Journal of Surgical Research.* 2003 Dec;115(2):219-25. PMID: 14697287

Book Chapters

29. **H Arshad**, M Old, T Teknos. "Benign Salivary Gland Tumors" in Head and Neck Surgery.Thieme, New York. 2013. pp 225-231.
30. T Teknos, **H Arshad**. "Complications of Myocutaneous and Local Flaps" in *Complications in Otolaryngology – Head and Neck Surgery*. Thieme, New York, 2013, pp. 297-301.
31. **H Arshad**. Minimally Invasive Techniques: "Transoral Robotic Surgery and Photodynamic Therapy." *Contemporary Oral Oncology Vol. 3.* Springer, 2017, pp. 297-300.

Posters/Abstracts

32. Advances in Treatment Planning for Interstitial Photodynamic Therapy for Locally Advanced Head and Neck Cancer: Translation into the Clinical Setting. Emily Oakley, **Hassan Arshad** , David A Bellnier, Barbara Henderson, and Gal Shafirstein. Poster Presentation at annual American Head and Neck Society Meeting. Austin, TX; April 2019.
33. Trends in Squamous Cell Carcinoma of the Head and Neck: a Surveillance, Epidemiology, and End Results Database Analysis. Christina Mimikos DO, Adrienne Groman MS, Kimberly Wooten MD, Wesley Hicks MD, Abraham Kuriakose MD, David Cohan MD, Vishal Gupta MD, Mary Platek PhD, Anurag Singh MD, **Hassan Arshad MD**. Abstract/poster presented at 9th International Conference on Head and Neck Cancer. Seattle, WA; July 16-20, 2016.
34. Survival Benefits of Surgery with Radiation vs Radiation Alone for Anaplastic Thyroid Cancer: a Review of the Literature and Surveillance, Epidemiology, and End Results Database Analysis. Christina Mimikos DO, Adrienne Groman MS, Kimberly Wooten MD, Wesley Hicks MD, Abraham Kuriakose MD, David Cohan MD, Vishal Gupta MD, Mary Platek PhD, Anurag Singh MD, **Hassan Arshad MD.** Abstract/poster presented at 9th International Conference on Head and Neck Cancer. Seattle, WA; July 16-20, 2016.
35. Evaluation and Outcome of Pulmonary Nodules Associated with Head and Neck Squamous Cell Carcinoma. **Hassan Arshad MD**, Mary E. Platek PhD, Mark Glasgow MS, Ahmed Salama Abdelmeguid MD, Movses Hayrabedian MD, David

Cohan MD, Vishal Gupta MD, Wesley L. Hicks Jr MD, Anurag K. Singh MD, Moni A. Kuriakose MD. Abstract/poster presented at 9th International Conference on Head and Neck Cancer. Seattle, WA; July 16-20, 2016.

36. Reduced Prognostic Impact of Nodal Status in HPV-Associated Oropharyngeal Squamous Cell Carcinoma. Ryan Rimmer, Vijayvel Jayaprakash, Sathiya P. Marimuthu, David M. Cohan, Moni A. Kuriakose, Wesley Hicks, Anurag Singh, **Hassan Arshad**. Abstract/poster presented at 5th World Congress of IFHNOS and Annual Meeting of the AHNS. New York, NY; July 26-30, 2014.

37. Smoking During Therapy Negates Significant Survival Benefit Associated with Human Papilloma Virus (HPV) Positive Squamous Cell Carcinoma of the Oropharynx. Vijayvel Jayaprakash, Mihai Merzianu, David M. Cohan, Sathiya P. Marimuthu, Ryan A. Rimmer, **Hassan Arshad**, Mukund Seshadri, Moni A. Kuriakose, Wesley L. Hicks, Jr., Graham Warren, Anurag K. Singh. Abstract/poster presented at 5th World Congress of IFHNOS and Annual Meeting of the AHNS. New York, NY; July 26-30, 2014.

38. The Prevalence of Human Papilloma Virus in Non-Oropharyngeal Head and Neck Squamous Cell Carcinoma. Vishal Gupta, Vijayvel Jayaprakash, **Hassan Arshad**, Cristina Gaudioso, Hannah Fraser, Sathiya P. Marimuthu, Anurag Singh, Moni A. Kuriakose, Wesley L. Hicks, Jr. , Robinder Singh, David Cohan. Abstract/poster presented at 5th World Congress of IFHNOS and Annual Meeting of the AHNS. New York, NY; July 26-30, 2014.

39. Ultrasound-Guided Core Needle Biopsy with Intraoperative Adequacy Assessment as the Initial Diagnostic Technique of Thyroid Nodules. Sathiya P. Marimuthu, Vijayvel Jayaprakash, David M. Cohan, **Hassan Arshad**, Mukund Seshadri, Vishal Gupta, Moni A. Kuriakose, Wesley L. Hicks, Jr., Mihai Merzianu. Abstract/poster presented at 5th World Congress of IFHNOS and Annual Meeting of the AHNS. New York, NY; July 26-30, 2014.

40. Prognostic Factors Affecting the Response of Head and Neck Cancer to Photodynamic Therapy. **Hassan Arshad**, Nestor Rigual, Heinz Baumann, Michele T. Cooper, Mihai Merzianu, David A. Bellnier, Gregory Wilding, Barbara W. Henderson. Abstract/poster presented at 5th World Congress of IFHNOS and Annual Meeting of the AHNS. New York, NY; July 26-30, 2014.

41. Higher staging at presentation of laryngeal squamous cell carcinoma in West Virginia vs. the United States. **Hassan Arshad** and Paul van der Sloot. Poster presented at the 7th International Conference on Head and Neck Cancer, San Francisco, CA; July 2008.

42. A Case of Anaplastic Degeneration Found Solely in the Cervical Metastasis of Papillary Thyroid Cancer. **Hassan Arshad** and Paul van der Sloot. Poster presented at the 7th International Conference on Head and Neck Cancer, San Francisco, CA; July 2008.

Invited Presentations

International

- Invited Presentation: 17th International Photodynamic Association World Congress. Interstitial PDT treatment planning and dosimetry for locally advanced head and neck squamous cell carcinoma. Boston, MA July 2, 2019.
- Oral Presentation: 9th International Conference on Head and Neck Cancer. Tumor Thickness and Depth of Invasion as Neck Metastases Predictors and Potential Staging Parameters in T1 Oral Cancer. Saad Baqai MD, Norbert Sule MD, Wei Tan, **Hassan Arshad MD**, Mary Platek PhD, Mihai Merzianu MD. Seattle, WA; July 2016.
- Oral Presentation: Annual Conference of the American Society for Lasers Medicine and Surgery. Photodynamic Therapy for Head and Neck Cancers. Boston MA, April 2, 2016.
- Panelist: Annual Conference of the American Society for Lasers Medicine and Surgery. Photodynamic Therapy for Head and Neck Cancers. Boston MA, April 2, 2016.
- Oral Presentation: 9th International Conference on Head and Neck Cancer. Survival Differences for Surgery vs. Radiation in T1 Glottic Squamous Cell Carcinoma: A SEER Analysis. Jennifer Christenson DO, Mary E. Platek PhD, Zain Ashary BS, Anurag K. Singh MD, Adrienne Groman MS, Shiva Dibaj MS, David Cohan MD, Moni A. Kuriakose MD, Wesley L. Hicks Jr MD, Vishal Gupta MD, Christina Mimikos DO, Kimberly Wooten MD, **Hassan Arshad, MD**. Seattle, WA; July 2016.
- Panel Discussion: III Eurasian Head & Neck Cancer Forum (EASHNO 2013). Are we ready for robotics in Head and Neck Surgery? St. Petersburg, Russia; July 2013
- Oral Presentation: 8th International Conference on Head & Neck Cancer. **Arshad H**, Old M, Ozer E, Agrawal A, Thatcher A, Jafari H, Schuller D, Teknos T. ICU vs Non ICU Postoperative Management of Head and Neck Free Flaps: Comparative Effectiveness and Cost Comparisons. Toronto, Ontario, Canada; July 2012.
- Oral Presentation: 8th International Conference on Head & Neck Cancer. **Arshad H**, Jayaprakash V, Gupta V, Rigual N, Hicks W. Comparison of Survival Outcomes Between Organ Preservation Surgery and Primary Radiotherapy in Early Supraglottic Squamous Cell Carcinoma: a SEER-Database Analysis. Toronto, Ontario, Canada; July 2012.
- Oral Presentation: 8th International Conference on Head & Neck Cancer. Gupta V, Thankkapan KK, Singh A, **Arshad H**, Jayaprakash V, Stoler DL, Zhao Y, Kuriakose M, Hicks Jr WL. Does Sub-site Effect Clinical Outcome in the Treatment of Advanced Stage Oropharyngeal Carcinoma? Toronto, Ontario, Canada;July 2012.
- Oral Presentation: Rhinology World Conference. **Arshad H**, Ramadan H. Can CT score predict success in pediatric endoscopic sinus surgery? Philadelphia, PA; April 2009.

Regional

- Oral Presentation: Photodynamic Therapy for Head and Neck Squamous Cell Carcinoma. SUNY Upstate Otolaryngology Grand Rounds, 3/20/19.
- Panelist: Head and Neck Cancer. West Virginia University Annual Otolaryngology Conference. June 10, 2018.
- Panelist: Head and Neck Cancer. West Virginia University Annual Otolaryngology Conference. June 10, 2017.
- Oral Presentation: **Arshad H**. Nasal Septal Flaps and CSF Leak Repairs. Brain Endoscopy Course: Ventricular and Skull Base Endoscopy. University at Buffalo; August 1, 2015.
- Oral Presentation: **Arshad H**, Teknos T. Free Flap Outcomes Comparing an ICU and Non-ICU Protocol. Department of Otolaryngology Alumni Symposium, Ohio State University; June 2011.
- Oral Presentation: **Arshad H**. Relationship of Standardized Uptake Value in PET/CT to Lymph Node Metastasis in Head and Neck Squamous Cell Carcinoma. West Virginia University Department of Otolaryngology Alumni Day; June2010.
- Oral Presentation: **Arshad H**. Carcinoma of the Cervical Esophagus. Grand Rounds, West Virginia University Department of Otolaryngology; August 5, 2009.
- Oral Presentation: **Arshad H**. Tumors of the Parapharyngeal Space. Grand Rounds, West Virginia University Department of Otolaryngology; November 12, 2008.
- Oral Presentation: **Arshad H**. S100A4, VEGF, and Vimentin in Metastatic and Non-Metastatic Papillary Thyroid Carcinoma. West Virginia University Department of Otolaryngology Alumni Day; May 2008.

Memberships

American College of Surgeons, Fellow
American Medical Association, Active Member
Academy of Otolaryngology – Head and Neck Surgery, Active Member
Buffalo Otolaryngological Society, Active Member

Service to the Institute

- Surgical Services Executive Committee, Roswell Park Cancer Institute, 2014-2020
  - Chairperson, 2018-2020
- Scientific Review Committee, Roswell Park Comprehensive Cancer Center, Jan 2020-2020.
- Credentials Committee, Roswell Park Cancer Institute, 5/16-5/17

- Robotic Surgery Committee, Roswell Park Cancer Institute, 2015-2020
- Head and Neck Cancer Disease Site Research Group. Roswell Park Cancer Institute, 2013-present
- West Virginia University Hospitals, Epic Electronic Medical Records Implementation Project, several committees, 2007-10
- West Virginia University Cancer Center Review Committee, 2009-10

University and Medical School Service

- Residency Site Coordinator, Roswell Park Cancer Institute, Dept of Head and Neck Surgery/Plastic and Reconstructive Surgery, 2013-2020
- Graduate Medical Education Committee, West Virginia University School of Medicine, 2008-09
- Chief Resident, West Virginia University Dept. of Otolaryngology – Head and Neck Surgery, 2009-10

Departmental Service

- *Leader of Robotic and Minimally Invasive Surgery*, Head and Neck Surgery, Roswell Park Cancer Institute, Department of Head and Neck Surgery/Plastic and Reconstructive Surgery, 2012-2020
- Director of Head and Neck Multidisciplinary Tumor Conference, Roswell Park Cancer Institute, 2013-2020
- Ambulatory Electronic Health Record Redesign Committee, Roswell Park Cancer Institute, Department of Head and Neck Surgery/Plastic and Reconstructive Surgery, 2016

Courses Taught and Other Educational Activities

- **Fellowship Director**-Head and Neck Oncologic Surgery, Department of Head and Neck Surgery/Plastic and Reconstructive Surgery, 2014-2020
- **Resident Coordinator**, Department of Head and Neck Surgery/Plastic and Reconstructive Surgery, 2013-2016.
- Course Director: Comprehensive Care of the Cancer Patient, Ohio State University College of Medicine, 7/2010-6/2011
- Residency Didactic Curriculum Developer, West Virginia University Dept. of Otolaryngology – Head and Neck Surgery, 2009-10
- Course Instructor: Introduction to the Head and Neck Exam, West Virginia University School of Medicine, 2006-10

Mentorship

- Medical Students
  - [REDACTED]
- Residents
  - [REDACTED]
- Fellows
  - [REDACTED]

Research Studies/Activities

Grants:

- **R01** CA193610-01A1, NCI/NIH. Integrated Image-Guided Dosimetry and Treatment Planning for Photodynamic Therapy.

Role: Co-Investigator. 12/1/15 - 11/30/20

- **P01**CA55791-21, NCI-NIH. Mechanisms and Strategies for Optimization. The major clinical goal of this program project is to demonstrate that PDT with HPPH results in long-term tumor responses that compare, or better than, the current standards of care. In the scientific part of this project, we will research how PDT can be improved by enhancing cancer cells' retention of new photosensitizing drugs, based on tumor-specific characteristics, and investigate how PDT impacts patient antitumor immunity.completed studies, and the development of the protocols for new studies.
Role: Co-Investigator, Study Principal Investigator. 6/16/15-current.

Previous Research

- I-67918 **:** Porfimer Sodium Mediated Interstitial Photodynamic Therapy and Standard of Care (SoC) Therapy versus SoC Therapy Alone for the Treatment of Patients with Locally Advanced or Recurrent Head and Neck Cancer. Role: Primary Investigator, 8/18-current
- I 246513 HPPH Multicenter-Head and neck Photodynamic Therapy: Phase II trial comparing PDT to standard of care surgery for T1/T2 squamous cell carcinoma of the oral cavity. Role: Principal Investigator.
- Treatment Outcomes in Cutaneous Melanoma of the Head and Neck.
Role: Co-investigator. 6/1/15-6/1/20

Completed:

- PDT Clinical Trial # 217512. Title: A Pilot Study of Interstitial Photodynamic Therapy for Locally Advanced Squamous Cell Carcinoma of the Oropharynx and Oral Cavity.
Role: Principal Investigator.
- Closed with follow-up: I 109307-Phase I Trial of Photodynamic Therapy with HPPH (2-1[Hexyloxyethyl]-2-Devinylpyropheophorbide-a) for Treatment of Dysplasia, Carcinoma in Situ and Stage I Carcinoma of the Oral Cavity.
Role: Principal Investigator.
- Closed with follow-up : I 119207 - Phase I Trial of Photodynamic Therapy with HPPH (2-1[hexyloxyethyl]-2-devinylpyropheophorbide-a) for Treatment of Dysplasia, Carcinoma in Situ and T1 Carcinoma of the Larynx.
Role: Principal Investigator.
- Closed with Follow-up: I 170910A Phase 1a Trial of Photodynamic Therapy with HPPH (2-1[hexyloxyethyl]-2-devinylpyropheophorbide-a) for Treatment of Dysplasia, Carcinoma in Situ and T1 Carcinoma of the Oral Cavity and Oropharynx.
Role: Principal Investigator.

Editorial Reviews

Ad Hoc Reviewer, JAMA-Otolaryngology, Nov 2016

Ad Hoc Reviewer, *Lasers in Surgery and Medicine*, October 2015
Ad Hoc Reviewer, *BioMed Central Cancer*, September 2014
Ad Hoc Reviewer, *Head & Neck*, March 2014, June 2019, May 2020
Ad Hoc Reviewer, *PLOS One*, Dec 2012, September 2016, Feb 2018, June 2018
Ad Hoc Reviewer, *Nature – Scientific Reports*, April 2017